Trunkbow International Holdings Limited
Unit 1217-1218, 12 F of Tower B, Gemdale Plaza
No. 91 Jianguo Road, Chaoyang District, Beijing, PRC

March 13, 2012

Stephen Krikorian
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trunkbow International Holdings Limited Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011 File No. 001-35058

Dear Mr. Krikorian:

Trunkbow International Holdings Limited (“We” or the “Company”) in the process of preparing a submission to respond to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on February 17, 2012 (the “Comment Letter”). As discussed with Christine Davis of the Staff, in view of the discussions between the Company and the Office of Chief Accountant of the Commission, we are not in a position to file such submission at this time and accordingly we respectfully request an additional ten (10) business days to file our response.

Sincerely,

Trunkbow International Holdings Limited

/s/ Li Qiang

_______________________________________
Li Qiang, Chief Executive Office